June 28, 2019

American Century Capital Portfolios, Inc.
4500 Main Street
Kansas City, Missouri 64111

Ladies and Gentlemen:

I have acted as counsel to American Century Capital Portfolios, Inc., a Maryland corporation (the “Company”), in connection with the Company’s Registration Statement on Form N-14 (File Nos. 33-64872, 811-07820), which relates to the Company's authorized shares of common stock, par value One Cent ($0.01) per share (the "Shares"), proposed to be issued in accordance with the terms of the Agreement and Plan of Reorganization (the "Agreement") relating to the proposed reorganization of the Capital Value Fund into the Value Fund (the "Reorganization").

In connection with rendering the opinions set forth below, I have examined the Registration Statement, including a form of the Agreement, which is being filed as an exhibit thereto; the Company’s Articles of Incorporation, Articles Supplementary and Bylaws, as reflected in the Company’s corporate records; resolutions of the Board of Directors of the Company relating to the approval of the Reorganization and issuance of the Shares; and such other documents as I deemed relevant. In conducting my examination, I have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity, accuracy and completeness of documents purporting to be originals and the conformity to originals of any copies of documents. I have not independently established any facts represented in the documents so relied on.

I am a member of the Bar of the State of Missouri. The opinions expressed in this letter are based on the facts in existence and the laws in effect on the date hereof and are limited to the laws (other than the conflict of law rules) of the State of Maryland that in my experience are normally applicable to the issuance of shares by registered investment companies such as the Company. I express no opinion with respect to any other laws.

Based upon and subject to the foregoing and the qualifications set forth below, it is my opinion that:

1.    The issuance of the Shares in connection with the Reorganization has been duly authorized by the Company.

2.    When issued upon the terms provided in the Registration Statement, and assuming the continued valid existence of the Company under the laws of the State of Maryland, the Shares will be validly issued, fully paid and non-assessable.

Please note that I am an employee of American Century Services, LLC, an affiliate of the Company’s investment advisor, American Century Investment Management, Inc.

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

American Century Capital Portfolios, Inc.
June 28, 2019

I hereby consent to the use of this opinion as an exhibit to the Registration Statement. I assume no obligation to advise you of any changes in the foregoing subsequent to the effectiveness of the Registration Statement. In giving my consent I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the SEC thereunder. The opinions expressed herein are matters of professional judgment and are not a guarantee of result.

Very truly yours,

/s/ Giles M. Walsh
Giles M. Walsh
Assistant Secretary